Ligand Pharmaceuticals Incorporated
3911 Sorrento Valley Boulevard, Suite 110
San Diego, California 92121

February 9, 2017

VIA EDGAR
Jim B. Rosenberg, Senior Assistant Chief Accountant
Officer of Healthcare and Insurance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Mail Stop 4546

Re:    Ligand Pharmaceuticals Incorporated (the “Company”)
Form 8-K dated November 3, 2016
File Number: 001-33093

Dear Mr. Rosenberg:

This letter represents the Company’s response to the Staff’s comment letter dated January 27, 2016. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

Exhibit 99.1

1.	We acknowledge your response to prior comment 1 of our December 19, 2016 letter. Please address the following.

•	Regarding your response to bullet two of our comment:

◦
Provide us proposed disclosure to be included with your next earnings release that explains why the gain on deconsolidation of Viking is not included as a non-GAAP adjustment similar to your treatment of other adjustments related to Viking in arriving at non-GAAP adjusted net income.

◦
Provide us an accounting analysis with reference to authoritative literature supporting your accounting for your receipt of Viking stock valued at $29.2 million as consideration in determining the $28.2 million gain on deconsolidation of Viking.

•
Regarding your response to bullet four of our comment, tell us the effective tax rate you intend to apply to the non-GAAP adjustments in your next earnings release. Provide us, by way of example, the dollar impact to non-GAAP adjusted net income for the nine months ended September 30, 2016 and 2015 of applying those rates to those periods.

RESPONSE:

•	Regarding your response to bullet two of our comment:

◦
Provide us proposed disclosure to be included with your next earnings release that explains why the gain on deconsolidation of Viking is not included as a non-GAAP adjustment similar to your treatment of other adjustments related to Viking in arriving at non-GAAP adjusted net income.

Management Response:

We acknowledge the Staff's comment and advise the staff that we propose adding the following disclosure to our non-GAAP adjustment footnotes:

“The $28.2 million gain on deconsolidation of Viking Therapeutics, Inc (“Viking”) in 2015 is not reflected above as a non-GAAP adjustment because the gain is primarily consideration pursuant to a licensing arrangement, which we consider to be recurring in nature and core to our operations. The $28.2 million gain comprises primarily $29.2 million in the form of Viking common stock, partially offset by certain fair value adjustments, as partial payment of the license fee we received under the Master Licensing Agreement (“MLA”) entered into between the Company and Viking in May 2014 whereby the Company granted Viking rights to five programs. Pursuant to the MLA, as partial consideration for the grant of the rights and licenses under the MLA, upon the consummation of an initial public offering, Viking was required to issue to the Company shares of Viking common stock.  In May 2015, Viking completed its initial public offing, at which time the Company received approximately 3.7 million shares of Viking common stock.”

◦
Provide us an accounting analysis with reference to authoritative literature supporting your accounting for your receipt of Viking stock valued at $29.2 million as consideration in determining the $28.2 million gain on deconsolidation of Viking.

Management Response:

We acknowledge the Staff's comment and respectfully advise the staff that we first determined whether the 3.7 million shares of Viking common stock should be viewed as revenue or consideration received from deconsolidation. In assessing that, we noted while Viking’s initial public offering (“IPO”) took place immediately before our receipt of 3.7 million shares of Viking’s common stock (“MLA shares”) as partial consideration for the grant of the rights and licenses to five programs under the MLA, we considered certain factors as discussed in ASC 810-10-40-6 to determine whether Viking’s IPO and our receipt of the MLA shares should be deemed as one single transaction in the deconsolidation of Viking.
ASC 810-10-40-6 states that a parent may cease having a controlling interest through multiple arrangements, and sometimes multiple arrangements should be accounted for as a single transaction. Under this circumstance, any of the following factors may indicate multiple arrangements that should be accounted for as a single transaction. We believe the factors are present in the two transactions we are analyzing:

•	They’re entered into at the same time or in contemplating each other

Viking closed its IPO on May 4, 2015, which is the same day Ligand acquired the majority of the MLA shares (i.e. 3.4 million). The remaining 0.3 million MLA shares were acquired on May 29, 2015, which is the day the underwriter exercised its overallotment, which should be considered part of the IPO transaction.

•	The occurrence of one arrangement is dependent on the occurrence of at least one other arrangement

In accordance with the MLA, the MLA shares, as partial license fee that Ligand is entitled to, are contingent or dependent upon Viking’s consummation of an IPO or qualified financing event as defined in the MLA.

•	They form a single transaction designed to achieve an overall commercial result

•	One arrangement considered on its own is not economically justified but they are when considering the other

In regards to the last two points above, we advise the Staff that prior to Viking’s IPO and our receipt of the MLA shares, we consolidated Viking under the variable interest entity (“VIE”) model as it was deemed that Ligand was the primary beneficiary. The five programs licensed from Ligand pursuant to the MLA comprised Viking’s sole product pipeline, and were critically important in terms of Viking completing its principal activities at the time, which focused primarily on obtaining financing. Further, the MLA included a claw-back provision giving Ligand the right to terminate the MLA if after a period of time Viking failed to obtain financing. At the IPO date (the financing event), Viking obtained full control of the license rights by having obtained financing and making a payment to Ligand in the form of MLA shares. As a result, Ligand was no longer deemed the primary beneficiary. Therefore, we viewed the IPO and the receipt of MLA shares as a single transaction that led to the deconsolidation, and the 3.7 million MLA shares received as deemed consideration received upon deconsolidation.

After determining that the 3.7 million MLA shares should be deemed consideration received upon deconsolidation, we then considered ASC 810-10-40-5 to determine how to measure the gain on deconsolidation. ASC 810-10-40-5 states:

“..a parent shall account for the deconsolidation of a subsidiary or derecognition of a group of assets specified in paragraph 810-10-40-3A: by recognizing a gain or loss in net income attributable to the parent, measured as the difference between:

a.	The aggregate of all of the following:

1. The fair value of any consideration received
2. The fair value of any retained noncontrolling investment in the former subsidiary or group of assets at the date the subsidiary is deconsolidated or the group of assets is derecognized
3. The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated.

b.	The carrying amount of the former subsidiary’s assets and liabilities or the carrying amount of the group of assets.”

Since Ligand did not have an equity holding or legal claim to Viking’s operating results prior to the IPO, all of the net losses and equity interests prior to Viking’s IPO were attributed to noncontrolling interests (“NCI”). As such, the carrying amount of the NCI equaled the carrying amount of Viking’s net assets immediately before IPO, which made the gain equal to the fair value of the consideration Ligand received and the fair value of Ligand’s retained noncontrolling investment in Viking according to the guidance above.

Although Viking sold its common stock at $8.00 per share in its IPO, in determining the fair value of the MLA shares we considered the impact of Rule 144 under the Securities Exchange Act, as amended, which limits the sales of securities held by affiliates for at least six months. We looked to

ASC 820-10-55-52, which provides an example that illustrates the impact of a legal restriction on the sale of a security under Rule 144: “A reporting entity holds an equity instrument (a financial asset) for which sale is legally or contractually restricted for a specified period. (For example, such a restriction could limit sale to qualifying investors, as may be the case in accordance with Rule 144 or similar rules of the Securities and Exchange Commission [SEC].).” Accordingly, while the MLA shares were issued at $8.00 per share, we believe this restriction should be considered in the valuation of the MLA shares. As such, with the assistance from a third party valuation specialist, we determined and applied a discount of approximately 9% on the MLA share proceeds.

The $28.2 million gain consists primarily of the fair value of the consideration received in the form of 3.7 million Viking shares and a fair value adjustment on the retained noncontrolling interest in the form of convertible note receivable from Viking, which partially offset the discount applied on the MLA shares received as discussed above.

•
Regarding your response to bullet four of our comment, tell us the effective tax rate you intend to apply to the non-GAAP adjustments in your next earnings release. Provide us, by way of example, the dollar impact to non-GAAP adjusted net income for the nine months ended September 30, 2016 and 2015 of applying those rates to those periods.

Management Response:

We acknowledge the Staff’s comment and respectfully inform the staff that our estimated non-GAAP tax rate for the nine months ended September 30, 2016 and 2015 is approximately 36% and 35%, respectively. The tax impact on the taxable non-GAAP adjustments of $46.1 million and $27.5 million for the nine months ended September 30, 2016 and 2015 is $16.5 million and $9.6 million, respectively. Adjusted net income from continuing operations as revised for the nine months ended September 30, 2016 and 2015 is $30.3 million and $49.8 million, respectively, as compared to $45.3 million and $57.6 million, respectively, as previously reported. Adjusted earnings per share as revised for the nine months ended September 30, 2016 and 2015 is $1.40 and $2.38, respectively, as compared to $2.09 and $2.76, respectively, as previously reported.

* * *

We appreciate the time that you have taken to review our public filings. Please contact me at (858) 550-7590 if you have any questions.

Sincerely,

/s/ Matthew E. Korenberg

Matthew E. Korenberg
Chief Financial Officer

cc:    Ernst & Young LLP
Latham & Watkins LLP